Exhibit 99.1

PLANET IMAGE INTERNATIONAL LIMITED

PLANET IMAGE INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands of U.S. dollars, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,997	$52,269
Restricted cash	2,889	593
Short-term investments	6,464	2,565
Accounts receivable, net	31,640	36,995
Inventories, net	20,616	13,998
Prepaid expenses and other current assets	10,916	7,932
Total current assets	115,522	114,352

Non-current assets:
Property, plant and equipment, net	8,200	8,025
Right-of-use assets, net	3,228	5,983
Deferred tax assets, net	1,528	1,533
Long-term investments	10,293	10,353
Other non-current assets	151	105
Total non-current assets	23,400	25,999
TOTAL ASSETS	$138,922	$140,351

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$23,438	$31,268
Accounts payable	26,058	21,525
Bank acceptance notes payable	13,753	10,840
Amounts due to related parties – current	155	105
Accrued expenses and other current liabilities	13,239	9,948
Derivative liabilities	26	-
Operating lease liabilities – current	1,027	1,392
Taxes payable	2,168	2,300
Total current liabilities	79,864	77,378

Non-current liability:
Operating lease liabilities – non-current	2,172	4,786
Total non – current liability	2,172	4,786
TOTAL LIABILITIES	$82,036	$82,164

Commitments and Contingencies

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2024 and June 30, 2025)	-	-
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 27,565,800 and 32,918,421 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)*	1	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025)*	1	1
Additional paid-in capital	17,405	26,050
Statutory reserve	3,193	3,193
Retained earnings	33,138	25,099
Accumulated other comprehensive income	3,148	3,843
Total shareholders’ equity	56,886	58,187
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,922	$140,351

*	The value of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME/(LOSS)

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the six months ended June 30,
	2024	2025
Net revenues	$77,264	$74,508
Cost of revenues	(49,044)	(50,505)
Gross profit	28,220	24,003

Operating expenses:
Selling expenses	(15,761)	(18,909)
General and administrative expenses	(3,671)	(8,368)
Research and development expenses	(2,966)	(7,267)
Total operating expenses	(22,398)	(34,544)

Income/(loss) from operations	5,822	(10,541)

Other (expenses)/income:
Other non-operating income, net	1,008	697
Government subsidy	149	243
Fair value loss on derivative instruments	(1,156)	(14)
Foreign exchange (loss)/gain	(507)	1,795
Interest expense, net	(217)	(12)
Total other (expenses)/income, net	(723)	2,709

Income/(loss) before income tax expense	5,099	(7,832)
Income tax expense	(802)	(207)
Net income/(loss)	4,297	(8,039)

Other comprehensive (loss)/income
Foreign currency translation adjustment	(106)	695
Total comprehensive income/(loss)	$4,191	(7,344)

Net income/(loss) per share
Basic and diluted	0.08	(0.15)
Weighted average shares
Basic and diluted	52,263,976	54,684,493

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for share and per share data)

	Class A Ordinary shares*		Class B Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholder’s
	Share	Amount	Share	Amount	capital	reserve	earnings	Income	equity
Balance as of December 31, 2023	15,790	$-	26,316	$1	$833	$3,193	$26,024	$3,060	$33,111
Net income	-	-	-	-	-	-	4,297	-	4,297
Issuance of new shares	1,250	-	-	-	4,305	-	-	-	4,305
Foreign currency translation adjustment	-	-	-	-	-	-	-	(106)	(106)
Offering cost incurred for initial public offering	-	-	-	-	(1,836)	-	-	-	(1,836)
Transfer of Mezzanine equity	10,526	1	-	-	14,103	-	-	-	14,104
Balance as of June 30, 2024	27,566	$1	26,316	$1	$17,405	$3,193	$30,321	$2,954	$53,875

Balance as of December 31, 2024	27,566	$1	26,316	$1	$17,405	$3,193	$33,138	$3,148	$56,886
Net loss	-	-	-	-	-	-	(8,039)	-	(8,039)
Share-based compensation	5,353	-	-	-	8,645	-	-	-	8,645
Foreign currency translation adjustment	-	-	-	-	-	-	-	695	695
Balance as of June 30, 2025	32,919	$1	26,316	$1	$26,050	$3,193	$25,099	$3,843	$58,187

*	The value of Class A and Class B ordinary shares are presented in thousand and are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands of U.S. dollars, except for share and per share data)

	For the six months ended June 30,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$4,297	$(8,039)
Adjustments to reconcile net income to net cash used in operating activities:
Change in allowance for credit losses	3	169
Provision for inventory reserve	1,174	1,154
Depreciation	603	704
Amortization of right-of-use assets	650	879
Share-based compensation	-	8,645
Loss from the disposal of property and equipment	77	-
Unrealized exchange losses	-	94
Fair value loss on derivative instruments	(690)	(26)
Deferred income tax expenses/(benefits)	707	(5)
Changes in operating assets and liabilities
Accounts receivable	(6,143)	(5,524)
Inventories	(1,082)	5,443
Prepaid expenses and other current assets	(784)	2,969
Other non-current assets	60	46
Accounts payable	4,048	(4,555)
Notes payable	1,000	(2,911)
Amount due to related parties	(53)	-
Accrued expenses and other current liabilities	(5,339)	(3,365)
Operating lease liabilities	(725)	(303)
Taxes payable	(218)	132
Net cash used in operating activities	(2,415)	(4,493)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of property, plant and equipment	(482)	(400)
Purchase of short-term investments	-	(2,565)
Proceeds from sales of short-term investments	-	6,464
Net cash (used in)/provided by investing activities	(482)	3,499

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	14,784	15,323
Repayments of bank loans	(10,511)	(7,662)
Contribution from controlling shareholder	4,305	-
Payments of offering costs	(417)	-
Net cash provided by financing activities	8,161	7,661

Effect of exchange rate changes	(67)	309

Net increase in cash and cash equivalents and restricted cash	5,197	6,976
Cash and cash equivalents and restricted cash, at beginning of the period	64,166	45,886
Cash and cash equivalents and restricted cash, at end of the period	$69,363	$52,862

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$318	$71
Cash paid for interest	$544	$524

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$34	$3,282

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Planet Image International Limited (“Planet Image” or the “Company”) was incorporated in the Cayman Islands on August 5, 2019 under the Cayman Islands Companies Act. The Company, through its consolidated subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of compatible toner cartridges with its manufacturing facilities based in the People’s Republic of China (the “PRC” or “China”). The majority of the Company’s products are sold in the United States of America (the “U.S.”) and Europe, including on an original design manufacturer (“ODM”) basis and throughout distributors or online sales.

(b)	Organization

Planet Image was incorporated as an ultimate holding company in the Cayman Islands on August 5, 2019.

Plant Image owns 100% equity interest of Aster Graphics Company Limited (“Aster BVI”), Aster Industrial Limited (“Aster Industrial”) and Lucky Knot Limited (“Lucky Knot”), all established as investment holding companies in the British Virgin Islands (the “BVI”).

Aster Graphics Company Limited (“Aster HK”), a wholly-owned subsidiary of Aster Industrial, and Aster Online Company Limited (“Aster Online”), a wholly-owned subsidiary of Lucky Knot, were both incorporated under the laws of the Special Administrative Region of Hong Kong (“Hong Kong”), while Aster Graphics, Inc. (“Aster US”), a company incorporated in the State of California in March 2011 and Aster Technology Holland B.V. (“Aster NL”), a company incorporated in the Netherlands in July 2011, were both 100% owned by Aster BVI.

Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”) was established under the laws of the PRC in January 2011 and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to the Reorganization (as defined below) described below, Jiangxi Yibo was controlled by several individual shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed in March 2020. The Reorganization involved the following major events:

●	Formation of Planet Image, Aster BVI, Aster Industrial, Lucky Knot, Aster HK and Aster Online;

●	Transfer of 95% equity interests of Jiangxi Yibo from several of its former shareholders to Aster HK and 5% equity interests of Jiangxi Yibo from a former shareholder to Aster Online and then to Aster HK, and as a result, Jiangxi Yibo became a wholly-owned subsidiary of Aster HK; meanwhile the total consideration of $15,083 (RMB100,000) that received by the former shareholders of Jiangxi Yibo was not injected to the Company during the Reorganization and was deemed as a return of capital that led to their dilutive proportion of shareholding in the Company;

●	Transfer of 100% equity interests of Aster US and Aster NL to Aster BVI, and as a result Aster US and Aster NL became wholly-owned subsidiaries of Aster BVI; and

●	Transfer of 100% equity interests of Aster Supplies GmbH (“Aster Germany”), Aster Technology Italia S.R.L. (“Aster Italy”) and Aster Technology France (“Aster France”) to Aster NL, and as a result Aster Germany, Aster Italy and Aster France became wholly-owned subsidiaries of Aster NL.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b)	Organization (cont.)

Upon the completion of the above Reorganization, Plant Image became the ultimate holding company of the Group. The Company is effectively controlled by the same group of shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of these entities under common control.

The details of the Company’s subsidiaries as of June 30, 2025 are as follows. All subsidiaries of the Company are all wholly-owned by the Company through equity investment.

Entity	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Aster BVI	February 25, 2011	BVI	100%	Investment holding
Lucky Knot Limited	July 18, 2019	BVI	100%	Investment holding
Aster Industrial Limited	August 8, 2019	BVI	100%	Investment holding
Aster Online	August 15, 2019	Hong Kong	100%	Investment holding
Aster HK	August 16, 2019	Hong Kong	100%	Sales of compatible toner cartridges
Aster Graphics, Inc. (“Aster U.S.”)	March 1, 2011	U.S.	100%	Sales of compatible toner cartridges in the U.S.
Aster NL	July 8, 2011	Netherlands	100%	Sales of compatible toner cartridges in Europe
Jiangxi Yibo	January 12, 2011	PRC	100%	Manufacture of compatible toner cartridges in the PRC
Aster Germany	September 25, 2018	Germany	100%	Sales of compatible toner cartridges in Europe
Aster Italy	May 7, 2018	Italy	100%	Sales of compatible toner cartridges in Europe
Aster France	April 3, 2019	France	100%	Sales of compatible toner cartridges in Europe
Jiangxi Leibotai Electronic Technology Co., Ltd. (“Jiangxi Leibotai”)	June 26, 2012	PRC	100%	Provision of procurement services in the PRC
Yantuo (Guangdong) Technology Co., Ltd. (“Yantuo”)(1)	April 8, 2013	PRC	100%	Provision of sales management services in the PRC
Planet Image International Electronic Technology Shenzhen Co., Ltd. (formerly known as Shenzhen Dinghong Shengda E-commerce Co., Ltd.)	February 28, 2020	PRC	100%	Provision of sales management services in the PRC
Aster Technology UK Ltd. (“Aster UK”)	January 21, 2019	United Kingdom	100%	Sales of compatible toner cartridges in Europe
Peony Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
White Poplar Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Joyful Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Grand Future Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Oriental Poetry Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding
Prosperity Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Atlantic Marketing Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding

(1)	Aster UK is a directly wholly-owned subsidiary of Yantuo through equity investment.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2023 and 2024.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for credit loss, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Foreign currencies and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Europe and the United States use their respective currencies, Renminbi (“RMB”), Pound (“GBP”), Euro (“EUR”) and US$, as their functional currencies.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Foreign currencies and foreign currency translation (cont.)

The financial statements of Planet Image and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of income and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	As of December 31,	As of June 30
	2024	2025
Period end RMB: USD exchange rate	US$1=RMB7.1891	US$1=RMB7.1480
Period end EUR: USD exchange rate	US$1=EUR0.9615	US$1=EUR0.8475
Period end GBP: USD exchange rate	US$1=GBP0.7937	US$1=GBP0.7299

For the six months ended June 30,
	2024	2025
Average RMB: USD exchange rate	US$1=7.1023	US$1=7.1788
Average EUR: USD exchange rate	US$1=0.9223	US$1=0.9147
Average GBP: USD exchange rate	US$1=0.7874	US$1=0.7668

(d)	Accounts Receivable, net

Accounts receivables are recognized in the period when the Group has sold products to its customers and when its right to consideration is unconditional. The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Group’s unaudited condensed consolidated financial statements.

Account receivables are stated net of provision of credit losses. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, worked in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2024 and June 30, 2025, $1,165 and $1,313 was written down from the cost of inventories to their net realizable values, respectively.

(f)	Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 and the Company’s revenue recognition policies are presented as below.

The Group’s revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. The Group provides products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell its self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under its self-owned brands through online retail platforms. There is no major difference in terms of product capability between the Company’s ODM products, white-label products, and self-own brand products, and the main difference lies in product packaging and pricing.

The Group usually enters into sales orders with customers or receives online sales orders, in which the Group identifies the only performance obligation is to transfer the promised products stated in the sales order. The Group performs shipping services before the products are delivered at the place designated by customers. Shipping service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, the Group’s warranties are limited to product specifications, and the Company does not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Company establishes provisions for both estimated returns and warranties when revenues are recognized.

Revenues represent the amount of consideration that the Group is entitled to, including products settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable as adjusted by return allowances, rebates, which the Group estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The Group considers itself a principal as it self-produces all the products. The Group recognizes revenue from the sales of compatible toner cartridges at a point in time when the control of products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of invoice for offline customers and the consideration of online orders is collected in advance of shipment by online platform. Therefore, it is probable that the Group will collect substantially all of the consideration without existence of any significant financing component.

Disaggregation of Revenues

The Group disaggregates its revenues from contracts by sales channel and region, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenues and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the six months ended June 30, 2024 and 2025 are disclosed in Note 17 of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Revenue recognition (cont.)

Contract Balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs cost to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have any contract asset. The balance of accounts receivable, net of allowance for credit loss were $31,640 and $36,995 as of December 31, 2024 and June 30, 2025, respectively.

The Group presents the consideration that a customer pays before the Group transfers products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is the Group’s obligation to transfer products to a customer for which the Group has received consideration from the customer. As of December 31, 2024 and June 30, 2025, the balance of advance from customers amounted to $486 and $455, respectively.

(g)	Share-based Compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards without vesting conditions were classified as equity awards and are recognized in the financial statements based on their grant date fair value.

(h)	Concentration of risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2024 and June 30, 2025, the aggregate amounts of cash and cash equivalent and restricted cash of $17,983 and $22,202, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500 (equivalent to $70). The aggregate amounts of cash and cash equivalent and restricted cash of $27,903 and $30,660 were deposited with major financial institutions located outside the mainland China, and each bank account is insured with the minimum amount of $150. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy in the PRC on exporting business, foreign exchange rate fluctuation, and changes in local market conditions. No customer individually represented greater than 10% of the Company’s total revenues for the six months ended June 30, 2024 and 2025.

The Company’s inventory purchases were approximately 25.0% and 15.9% from the supplier A, and 10.1% and 8.7% from the supplier B for the six months ended June 30, 2024 and 2025, respectively.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group early adopted ASU 2023-07 from the annual period ended December 31, 2024. The adoption of this standard did not have a material impact to the Group’s results of operations, cash flows or financial condition.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company does not expect that the adoption of this standard will have a material impact on its future consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Recent accounting pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Accounts receivable	$31,744	$37,274
Allowance for credit losses	(104)	(279)
Accounts receivable, net	$31,640	$36,995

The movement of allowance of credit losses was as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Balance at beginning of the periods presented	$121	$104
Addition in credit losses	3	169
Write off	(3)	-
Foreign currency translation adjustment	(1)	6
Balance at end of the periods presented	$120	$279

The Group recorded a credit loss of $3 and $169, and wrote off accounts receivable of $3 and nil for the six months ended June 30, 2024 and 2025, respectively. As of August 15, 2025, approximately 46.2% of the Group’s net accounts receivable balance at June 30, 2025 have been subsequently collected and the remaining balance is expected to be collectible and covered by the commercial insurance that the Group purchased for the accounts receivable of offline sales with a coverage rate varying from 80% to 90% for credit losses under a maximum credit period of 180 days.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,	As of June 30，
	2024	2025
		(Unaudited)
Raw materials	$4,246	$3,413
Goods in transit	4,715	3,059
Work in progress	2,649	2,166
Finished goods	10,171	6,673
Inventories, gross	21,781	15,311
Impairment provision	(1,165)	(1,313)
Inventories, net	$20,616	$13,998

As of December 31, 2024 and June 30, 2025, $1,165 and $1,313 was written down from the cost of inventories to their net realizable values, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Export input VAT receivables (a)	$3,384	$3,303
Advance to suppliers	4,221	2,315
Receivable from third parties (b)	708	1,114
Employee receivables and business advances	1,788	468
Security deposits	205	282
Interest receivable	181	223
Insurance receivables on written-off accounts receivables (c)	282	201
Others (d)	147	26
Total	$10,916	$7,932

(a)	Export input VAT receivables mainly represent the refundable input VAT the Group has paid for the production of the products in the PRC when declaring goods for export.

(b)	Receivable from third parties represent the funds held on third-party settlement platforms.

(c)	Insurance receivables on written-off accounts receivables mainly represent insurance claim receivables due from insurance companies.

(d)	Others mainly include prepaid miscellaneous service fee and prepaid rental fee.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Building improvement	$6,457	$6,455
Machinery and equipment	6,163	6,561
Land use rights	3,437	3,457
Office equipment, furniture and fixtures	1,764	1,833
Automobiles	417	411
Total	18,238	18,717
Less: accumulated depreciation	(10,038)	(10,692)
Property, plant and equipment, net	$8,200	$8,025

Depreciation expense was $603 and $704 for the six months ended June 30, 2024 and 2025, respectively.

As of December 31, 2024 and June 30, 2025, land use rights owned by Jiangxi Yibo, a subsidiary of the Company, for which the carrying value were $2,385 and $2,358, respectively, were pledged to secure short-term loans and bank acceptance notes payable from Bank of China Xinyu branch and Agricultural Bank of China Xinyu Branch.

7.	INVESTMENTS

Investments consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Fixed deposit receipt, current	$6,464	$2,565
Total short-term investments	6,464	2,565

Fixed deposit receipt, non-current	10,293	10,353
Total long-term investments	10,293	10,353
Total investments	$16,757	$12,918

As of June 30, 2025, $2,565 of short-term investments and $10,353 of long-term investments in bank fixed deposits were pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2027 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Accrued payroll and employee benefits	$8,339	$5,737
Accrued expenses(a)	4,124	3,128
Advance from customers(b)	486	455
Others	290	628
Total	$13,239	$9,948

(a)	Accrued expenses mainly represent accrued freight charges and other accrued expenses related to the business operation.

(b)	Advance from customers mainly represent the advance received from customers for the finished goods purchases. The change in contract liabilities primarily represents the cash received, less amounts recognized as revenues during the period.

9.	SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings were for working capital and capital expenditure purposes. The balance of short-term borrowings consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Bank of China Xinyu Branch (a)	$9,737	$11,192
Export-Import Bank of China Jiangxi Branch (b)	6,051	6,086
Agricultural Bank of China Xinyu Branch (c)	3,477	5,596
Xinyu Rural Commercial Bank Gaoxin Branch (d)	4,173	4,197
Industrial and Commercial Bank of China Limited Xinyu High Tech Branch (e)	-	4,197
Total	$23,438	$31,268

(a)	As of December 31, 2024, the Jiangxi Yibo had two outstanding bank loans, totaling $9,737 (RMB70,000), from Bank of China Xinyu Branch with an annual interest rate of 3.10%, which matured on July 8, 2025 and July 19, 2025, respectively. These two loans were fully repaid in July 2025. The bank loans were guaranteed by related parties. (See Note 16). For the six months ended June 30, 2025, the Jiangxi Leibotai entered into another bank loan agreement of $1,399 (RMB10,000) with Bank of China Xinyu Branch with an annual interest rate of 2.90% and a maturity date of March 18, 2026.

(b)	On September 14, 2024, the Jiangxi Yibo entered into a bank loan agreement with Export-Import Bank of China Jiangxi Branch in a total amount of $6,051 (RMB43,500) with an annual interest rate of 3.10%, which will mature on September 13, 2025. The loan was guaranteed by Xinyu High-Tech Investment Co., Ltd., a related party of the Group. (See Note 16). The loan was fully repaid in September 2025.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

9.	SHORT-TERM BORROWINGS (cont.)

(c)	As of December 31, 2024, the Jiangxi Yibo had an outstanding balance of $3,477 (RMB 25,000) with a maturity date of April 24, 2025 and an annual interest rate of 3.00%. The loan was guaranteed by a related party of the Group and was secured by mortgaging the properties of Jiangxi Yibo. (See Note 16). As of June 30, 2025, the loan was fully repaid upon maturity. For the six months ended June 30, 2025, the Jiangxi Yibo entered into two additional bank loan agreements with Agricultural Bank of China Xinyu Branch, totaling $5,596 (RMB40,000). The loans, with principal amounts of $2,099 (RMB15,000) and $3,498 (RMB25,000) respectively, carry annual interest rates of 3.10% and 3.10% and will mature on December 30, 2025 and April 29, 2026, respectively.

(d)	As of December 31, 2024, the Jiangxi Yibo had an outstanding bank loan of $4,173 (RMB30,000) from Xingyu Rural Commercial Bank Gaoxin Branch, with a maturity date of January 8, 2025 and an annual interest rate of 3.80%. The loan was guaranteed by a related party of the Group. (See Note 16). As of June 30, 2025, the loan was fully repaid upon maturity. On January 14, 2025, the Jiangxi Yibo entered into a bank loan with an amount of $4,197 (RMB30,000) with a maturity date of January 13, 2026. The bank loans were guaranteed by the legal entity.

(e)	On March 13, 2025, the Jiangxi Yibo entered into a bank loan with an amount of $4,197 (RMB30,000) with a maturity date of February 24, 2026 and an annual interest rate of 2.80%. The loan was fully repaid in August 2025.

Interest expenses were $583 and $512 for the six months ended June 30, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 3.72% and 3.08% per annum for the six months ended June 30, 2024 and 2025, respectively.

As of June 30, 2025, the Group had unutilized lines of credit aggregating $654 for short-term financing. To utilize these unused lines of credit, the Group is required to obtain consent of the lenders and be in compliance with financial covenants, such as requirement for certain financial ratios and use the funds according to the agreed purpose, etc. The Group has been in compliance with these financial covenants up to the date of these unaudited consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

10.	LEASES

The leases of the Company were classified as operating leases mainly for offices and staff dormitories. Rent expense is recognized on a straight-line basis over the lease term. The discount rate was set with reference to the loan prime rate published by the Bank of China.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Right-of-use assets	$3,228	$5,983

Operating lease liabilities – current	$1,027	$1,392
Operating lease liabilities – non-current	2,172	4,786
Total operating lease liabilities	$3,199	$6,178

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2025 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.76
Weighted average discount rate	3.75%

During the six months ended June 30, 2024 and 2025, the Group incurred total operating lease expenses of $680 and $771, respectively.

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2025:

Amounts
2026	$1,599
2027	1,485
2028	1,411
2029	1,349
2030	876
Total lease payments	6,720
Less: imputed interest	(542)
Total operating lease liabilities, net of interest	$6,178

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

11.	SHARE BASED COMPENSATION

2025 Equity Incentive Plan

Effective on May 9, 2025, the board of directors of the Company approved the 2025 Equity Incentive Plan (the “Plan”), to attract and retain the best available personnel for positions of responsibility with the Group, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Group’s long-term business success. On May 28, 2025, 5,352,621 Class A ordinary shares, par value HK$0.0001 per share, with no vesting conditions were granted to the best available personnel. The estimated fair value of Class A ordinary shares granted under 2025 Equity Incentive Plan were the closing prices prevailing on the grant date. On June 3, 2025, the Group issued 5,352,621 Class A ordinary shares to these personnel.

A summary of activities of the restricted shares for the six months ended June 30, 2025 is as follow:

Number of nonvested restricted shares
Unvested on December 31, 2024	-
Granted	5,353
Vested	(5,353)
Unvested on June 30, 2025	-

Share-based compensation expenses of $8,645 were recognized for the Plan during the six months ended June 30, 2025. As of June 30, 2025, there was no unrecognized share-based compensation expenses in relation to the Plan.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
General and administrative expenses	$-	$4,123
Research and development expenses	-	4,522
Total	$-	$8,645

12.	TAX

Cayman Islands and BVI

The Company was incorporated in the Cayman Islands and several of its wholly-own subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

12.	TAX (cont.)

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”) which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

Europe

The Company’s subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as Netherland, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

The PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Jiangxi Yibo, is qualified as HNTE and has renewed its HNTE certificate in 2022, which will expire on December 14, 2025. Therefore, Jiangxi Yibo is eligible to enjoy a preferential tax rate of 15% from 2019 to 2025 to the extent it has taxable income under the EIT Law.

For the six months ended June 30, 2024 and 2025, Jiangxi Leibotai, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise. For the six months ended June 30, 2024, Yantuo, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise.

According to the Announcement on Preferential Income Tax policies for Small and micro enterprises and Individual industrial and commercial households (Caishui[2023] No.6) issued by the Ministry of Finance and the State Taxation Administration on March 26, 2023, for small and low-profit enterprises with an annual taxable income not exceeding RMB1 million (equivalent to $0.1 million), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement was from January 1, 2023 to December 31, 2024. According to the Announcement of the Ministry of Finance and the State Administration of Taxation on Further Supporting the Development of Small and Micro Enterprises and Individual Businesses in Relevant Tax Policies (Caishui[2023] No.12) issued by the Ministry of Finance and the State Taxation Administration on August 2, 2023, The execution period is extended to December 31, 2027.

With the above preferential income tax rate, the tax holiday resulted in a cost of $520 and savings of $846 for the six months ended June 30, 2024 and 2025, respectively.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

12.	TAX (cont.)

The income tax provision consisted of the following components:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Current income tax expense	$(95)	$(212)
Deferred income tax (expense)/benefit	(707)	5
Total income tax expense	$(802)	$(207)

The PRC (cont.)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Computed income tax expense with PRC statutory tax rate	25.00%	25.00%
Non-deductible items	0.11%	(0.05)%
Additional deduction of qualified R&D expenditures	(8.73)%	5.25%
Effect of tax holiday and preferential tax rate	(10.19)%	(10.80)%
Changes in valuation allowance	9.64%	(22.12)%
Effect of income tax rate differences in jurisdictions other than the PRC	0.17%	0.08%
Effective income tax rate	16.00%	(2.64)%

The per share effect of the tax holiday were as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Tax holiday effect	$(520)	$846
Effect of tax holiday on basic net income per share	(0.01)	0.02
Effect of tax holiday on diluted net income per share	(0.01)	0.02

As of December 31, 2024 and June 30, 2025, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Deferred tax assets:
Allowance for inventories and others	$253	$283
Net operating loss carried forward	2,671	4,374
Total deferred tax assets	2,924	4,657
Valuation allowance	(946)	(2,679)
Deferred tax assets, net of valuation allowance	$1,978	$1,978

Deferred tax liability:
Accelerated tax depreciation and others	$(450)	$(445)
Total deferred tax liability	$(450)	$(445)

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

13.	MEZZANINE EQUITY

On September 30, 2019, the Company issued 105,263 ordinary shares to Xinyu High-Tech Investment Co., Ltd. (“Gaoxin” or the “Holder”) which were then split and re-designated to 10,526,300 Class A ordinary shares, in exchange for RMB100,000 (approximately $14,104) investment in the Company. The ordinary shares issued to Gaoxin was subject to redemption upon the occurrence of any of the following events (referred to as a “Redemption Event”): (1) the Company fails to successfully complete its initial public offering on either Hong Kong Stock Exchange or Nasdaq Capital Market and New York Stock Exchange before March 31, 2023; (2) its initial public offering price per share were to be lower than or equal to 1.15 times of the share price paid by Gaoxin; or (3) the shares held by Gaoxin could not trade immediately after completion of the Group’s initial public offering or Gaoxin did not receive the shortest applicable lock-up period for its shares. Upon the occurrence of any of these Redemption Events, Gaoxin would have the option to request the Company to repurchase all of these ordinary shares with the original investment price plus a 7.5% annualized return. The interest shall have been accrued from the date when Gaoxin made the payment of the investment to the date when the Company completed the repurchase of all equity interests held by Gaoxin. The ordinary shares issued to Gaoxin featured certain redemption rights that were considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events.

The Company accounted for these redeemable ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control is classified as mezzanine equity.

The Company evaluated the likelihood of these redeemable ordinary shares becoming redeemable at each reporting date. If the contingencies of the redemption event outside the Company’s control are resolved, the ordinary shares will become non-redeemable and the Company will reclassify the mezzanine equity as permanent equity. If it is probable that redeemable ordinary shares will be redeemed, the Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the instrument to equal the redemption value at the end of each reporting period. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in mezzanine equity is unnecessary.

The date specified in the first Redemption Event was extended for eighteen months to September 30, 2024 upon the supplementary agreement entered into with Gaoxin, without any other modification on the remaining terms, upon the supplementary agreement entered into with Gaoxin on February 18, 2023. Therefore, the Company assessed that it is not probable that these redeemable ordinary shares will become redeemable as the Redemption Events are not estimated to occur as of the issuance of this financial statement, accordingly, no adjustment was made to the carrying amount of the mezzanine equity.

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. With the success of the IPO, the Redemption Event was resolved and as a result, all of the redeemable ordinary shares, the mezzanine equity, was reclassified as permanent equity of Class A ordinary shares in accordance with ASC 480-10-S99-3A18. The mezzanine equity in the total amount of $14,104,236 was converted into 10,526,300 Class A ordinary shares, and the Company recognized an additional paid-in capital of $14,103, which represented the amount by which the carrying value of the mezzanine equity exceeded the par value of 10,526,300 Class A ordinary shares.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

14.	EQUITY

Ordinary shares

After a share split and a re-designation effective on October 20, 2021, the Company’s authorized share capital became 2,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares, and 800,000,000 Preferred shares of par value HK$0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting, transfer and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. With the success of the IPO, the mezzanine equity in the total amount of $14,104 was converted into 10,526,300 Class A ordinary shares as permanent equity.

As of December 31, 2024 and June 30, 2025, the number of the Company’s authorized Class A ordinary shares was 2,000,000,000, and the number of the Company’s issued Class A ordinary shares was 27,565,800 and 32,918,421, respectively. As of December 31, 2024 and June 30, 2025, the number of the Company’s authorized and issued Class B ordinary shares was 26,315,800.

Preferred shares

As of December 31, 2024 and June 30, 2025, the number of the Company’s authorized preferred shares was 800,000,000 and no preferred share was issued. The classes or series of preferred shares including designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation will be fixed upon each issuance.

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the Company. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and June 30, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $18,803 and $19,605, respectively.

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Group had transactions include its affiliates, any director or executive officers of the Company and their immediate family members, as well as any shareholders owning more than 5% of the Company’s ordinary shares.

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the six months ended June 30, 2024 and 2025:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

Amounts due to Related parties

The amounts due to a related party are as follows:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Rental income received in advance:
Xinyu High-Tech Investment Co., Ltd.	$155	$105

Related party transactions

The transactions of related parties are as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Guarantee provided for bank short-term borrowings
Mr. Weidong Gu – Bank of China	$9,737	$9,793
Mr. Weidong Gu – Export-Import Bank of China Jiangxi Branch	-	6,086
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,173	4,197
Mr. Weidong Gu – Agricultural Bank of China	3,478	-
Mr. Zhisheng Cheng – Bank of China	9,737	9,793
Mr. Zhisheng Cheng – Export-Import Bank of China Jiangxi Branch	-	6,086
Mr. Xingzhi Huang – Bank of China	9,737	9,793
Mr. Xingzhi Huang – Export-Import Bank of China Jiangxi Branch	-	6,086
Mr. Xingzhi Huang – Agricultural Bank of China	3,478	-
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	6,051	6,086

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$102	$50

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS (cont.)

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for the Group’s notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

17.	SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that there is only one reportable operating segment since the manufacturing and sales of products are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM.

Revenues by sales channel

The Group’s revenues derived from different channels for the years ended December 31, 2024 and June 30, 2025, are as below:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Offline sales to dealers	$45,668	$39,384
Offline sales to ODM customers	25,711	27,735
Online sales to retail customers	5,885	7,389
Total	$77,264	$74,508

Geographic information

The majority of the Group’s revenues for the six months ended June 30, 2024 and June 30, 2025 was generated from North America, Europe and others. The following table sets forth the disaggregation of revenues by geographic area:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
North America	$47,503	$45,255
Europe	25,918	22,273
Others	3,843	6,980
Total	$77,264	$74,508

PLANET IMAGE INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of U.S. dollars, except share and per share data)

17.	SEGMENT INFORMATION (cont.)

As of December 31, 2024 and June 30, 2025, the Group’s 99.25% and 95.77% of long-lived assets, except for several right-of-use assets of overseas leasing, are located in the PRC.

18.	SUBSEQUENT EVENTS

Borrowings

On July 9, 2025, Jiangxi Yibo entered into a bank loan in the amount of $5,596 (RMB40,000), from Bank of China Xinyu Branch with an annual interest rate of 3.00%, which will mature on July 9, 2026. The loan was guaranteed by Mr. Weidong Gu, Mr. Zhisheng Cheng, Mr. Xingzhi Huang and Jiangxi Leibotai, and was secured by the mortgage of Jiangxi Yibo’s properties.

On July 22, 2025, Jiangxi Yibo entered into a bank loan in the amount of $4,197 (RMB30,000), from Bank of China Xinyu Branch with one year maturity and an annual interest rate of 3.00%. The loan was guaranteed by Mr. Weidong Gu, Mr. Zhisheng Cheng, Mr. Xingzhi Huang and Jiangxi Leibotai, and was secured by the mortgage of Jiangxi Yibo’s properties.

On August 29, 2025, Jiangxi Yibo entered into a bank loan in the amount of $8,394 (RMB60,000), from Industrial and Commercial Bank of China Limited Xinyu High Tech Branch with an annual interest rate of 3.00%, which will mature on August 29, 2028. The loan was guaranteed by Planet Image International Limited.

On September 9, 2025, Jiangxi Yibo entered into a bank loan in the amount of $6,086 (RMB43,500), from Export Import Bank of China Jiangxi Branch with an annual interest rate 3.00%, which will mature on September 8, 2026. The loan was guaranteed by Xinyu High-Tech Investment Co., Ltd.

The Group has evaluated subsequent events from June 30, 2025 through September 16, 2025, the date the unaudited condensed consolidated financial statements were issued, and did not identify any subsequent events with material financial impact on the unaudited condensed consolidated financial statements.